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Re:	VeloNewco Limited
Amendment No. 1 to Registration Statement on Form F-4
Filed June 24, 2015
File No. 333-203921

Dear Mr. Reynolds:

On behalf of VeloNewco Limited (“Holdco”), Grupo Villar Mir, S.A.U. (“Grupo VM”) and Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”), all of whom are represented by Cravath, Swaine & Moore LLP, and on behalf of our client, Globe Specialty Metals, Inc. (“Globe”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 10, 2015 related to the above-referenced Amendment No. 1 to Registration Statement on Form F-4 (the “First Amended Registration Statement”), filed on June 24, 2015.

Holdco has revised the First Amended Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form F-4 (the “Second Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Second Amended Registration Statement. All terms used but not defined herein have the meanings assigned to such terms in the Second Amended Registration Statement.

July 21, 2015

Holdco is a Foreign Private Issuer and, following the Business Combination, will be a “controlled company” . . ., page 36

1.	We note your reply to comment 5. We reissue our comment in part. Either here or in your referenced disclosure, please make clear the areas of corporate governance where NASDAQ rules provide that you may rely on your home country practice.

Response:

In response to the Staff’s comment, Holdco has revised its disclosure on page 37 of the Second Amended Registration Statement.

Information Reporting and Backup Withholding, page 137

2.	We note your reply to comment 10. To the extent practicable, please replace the vague terms “specified thresholds” and “certain” with substantive disclosure.

Response:

In response to the Staff’s comment, Holdco has revised its disclosure on page 137 of the Second Amended Registration Statement.

Globe Equity Security Ownership of Management, page 244

3.	Please tell us the extent to which interests in Grupo Villar Mir S.A. are directly or indirectly owned of record by residents of the United States.

Response:

No equity interests in Grupo Villar Mir S.A. are directly or indirectly owned of record by residents of the United States.

Service of Process and Enforceability of Civil Liabilities, page 252

4.	We note your reply to comment 19. Please name counsel and file as an exhibit to the registration statement a signed consent of counsel to the use of its name and opinion. Please see Item 101(g)(2) of Regulation S-K.

Response:

In response to the Staff’s comment, Holdco has revised its disclosure on page 251 of the Second Amended Registration Statement and Slaughter and May has revised its opinion in Exhibit 5.1 to include its consent to the use of its name in the Second Amended Registration Statement under the heading “Service of Process and Enforceability of Civil Liabilities”.

Exhibit 5.1

5.

We note the qualification related to the company’s register of members included in the opinion section. Item 601(b)(5)(i) of Regulation S-K requires counsel to opine on the legality of the securities being registered, including whether the securities will, when sold, be legally issued,

July 21, 2015

fully paid and non-assessable. Therefore, rather than including this qualification in the opinion section, describe in detail under your description of capital section the relevance of entering the shares in the register of members (shareholders), including the procedures and timing required to make appropriate entries. Please include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members.

Response:

In response to the Staff’s comment, Slaughter and May has revised its opinion in Exhibit 5.1 to the Second Amended Registration Statement, and Holdco has revised its disclosure on page 216 of the Second Amended Registration Statement.

6.	We note the assumptions included in paragraph (O). Please explain and support these assumptions, or revise. Please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 for guidance.

Response:

Slaughter and May respectfully submits that it cannot opine on the laws of any jurisdiction other than England or that any requirements thereunder have been duly fulfilled, performed and effected, and as such is required to retain the assumptions included in paragraph (O) of its opinion.

7.	Please revise the statement in the opinion that references the shares being issued “so as not to violate applicable law” as the opinion should address whether the shares are being legally issued under applicable law. Further, please revise the opinion to address whether the shares will be legally issued and non-assessable

Response:

In response to the Staff’s comment, Slaughter and May has revised its opinion in Exhibit 5.1 to the Second Amended Registration Statement.

8.	Please revise paragraph “(A)” under the reservations section for consistency with the penultimate paragraph of the opinion letter regarding your consent to certain disclosure in the registration statement.

Response:

In response to the Staff’s comment, Slaughter and May has revised its opinion in Exhibit 5.1 to the Second Amended Registration Statement.

July 21, 2015

9.	We note counsel’s reservations in section (B). Please clarify why counsel would not be aware of any such proceedings given its representation of the company, or revise.

Response:

It is not necessarily the case that Holdco would engage Slaughter and May to represent it in such proceedings and therefore Slaughter and May cannot confirm that it would be aware of these. Slaughter and May will undertake the relevant searches on the date of this opinion but, as stated in the reservation, there is a risk that such searches are not conclusive.

10.	Please revise the last sentence of the opinion to remove the limitation on reliance to the Company as purchasers of securities in the offering are entitled to rely on the opinion. Refer to Section II.B.3.d. of Staff Legal Bulletin No. 19 for guidance. Similarly, revise the last sentence of Exhibit 8.4.

Response:

In response to the Staff’s comment, Slaughter and May has revised its opinions in Exhibit 5.1 and Exhibit 8.4 to the Second Amended Registration Statement.

* * * *

In connection with the response in this letter, Holdco will under separate cover acknowledge that:

•	Holdco is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Holdco may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review these responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (202) 637-2200.

Sincerely,

/s/ Joel H. Trotter
Joel H. Trotter of Latham & Watkins LLP

cc:	Jose María Calvo-Sotelo, VeloNewco Limited
Joel F. Herold, Esq. Cravath, Swaine & Moore LLP